100 N. 18th Street Suite 300 Philadelphia, PA 19103

t 202.778.6400
Cavas S. Pavri	f 202.778.6460
202.724.6847
cpavri@schiffhardin.com	www.schiffhardin.com

January 18, 2017

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Moleculin Biotech, Inc.
Registration Statement on Form S-1
Filed December 2, 2016
File No. 333-214898

Dear Ms. Hayes:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (“MBI” or the “Company”) in response to the comment letter, dated December 19, 2016, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on December 2, 2016 (the “Registration Statement”). The Company’s Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, we have repeated each comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.	Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, please confirm that you will revise your disclosure to specify: (i) the number of units to be offered; (ii) the number of shares of common stock per each unit; and (iii) the number of warrants per each unit.

Securities and Exchange Commission

January 18, 2017

Response: The Company respectfully advises the Staff that the Amended Registration Statement includes: (i) the number of units to be offered (5,000,000 Units); the number of shares of common stock per each unit (one share per Unit); and (iii) the number of warrants per each unit (a warrant to purchase 0.25 of a share of common stock).

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Jonathan Foster, Chief Financial Officer